UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             BKF Capital Group Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    05548G102
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 19, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC and OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           498,820

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           498,820

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           498,820

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.51%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           498,820

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           498,820

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           498,820

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.51%

14       TYPE OF REPORTING PERSON*
                  OO

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           498,820

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           498,820

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           498,820

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.51%

14       TYPE OF REPORTING PERSON*
                  CO

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC and OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           389,357

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           389,357

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           389,357

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.08%

14       TYPE OF REPORTING PERSON*
                  PN

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           389,357

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           389,357

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           389,357

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.08%

14       TYPE OF REPORTING PERSON*
                  PN

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  CCI Offshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           389,357

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           389,357

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           389,357

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.08%

14       TYPE OF REPORTING PERSON*
                  CO

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC and OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           305,923

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           305,923

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           305,923

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.99%

14       TYPE OF REPORTING PERSON*
                  PN

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           305,923

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           305,923

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           305,923

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.99%

14       TYPE OF REPORTING PERSON*
                  PN

                                                             SCHEDULE 13D

CUSIP No.  05548G102

1.       NAME OF REPORTING PERSON
                  CCI Onshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           305,923

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           305,923

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           305,923

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.99%

14       TYPE OF REPORTING PERSON*
                  CO

                                                    SCHEDULE 13D

CUSIP No.  05548G102

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           1,194,100

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           1,194,100


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,194,100


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           15.58%

14       TYPE OF REPORTING PERSON*
                  IN


                                                    SCHEDULE 13D

Item 1.  Security and Issuer

     This statement relates to the Common Stock, par value $1.00 ("Common Stock"), issued by BKF Capital Group, Inc. The address of the principal executive offices of BKF Capital Group, Inc. is One Rockefeller Plaza, New York, NY 10020.

Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments, LLC, a Delaware limited liability company, High River Limited Partnership, a Delaware limited partnership ("High River"), Icahn Partners Master Fund L.P., a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore L.P., a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners L.P., a Delaware limited partnership ("Icahn Partners"), Icahn Onshore L.P., a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons"). The principal business address and the address of the principal office of the Reporting Persons is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of Barberry, Hopper, High River, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, and CCI Onshore is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

     Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by the Reporting Persons.

     Each of Icahn Master, Icahn Partners, Barberry and High River is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of High River, Hopper, Barberry, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore, are set forth in Schedule A attached hereto.

     Except as set forth on Schedule B, no member of any of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 1,194,100 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $21,275,272.59 (including commissions). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers and pursuant to margin accounts in the regular course of business.


Item 4.  Purpose of Transaction

     The Registrants that acquired the initial shares did so on the belief that they were undervalued.

     In May-July 2005, in connection with the Issuer's recent proxy contest, Carl Icahn, acting for Registrants, who at that time owned less than 5% of Issuer's outstanding Shares, discussed the issues with both John Levin, Issuer's Chief Executive Officer, and Warren Lichtenstein, who was leading the proxy contest, in an attempt to help the parties find a common ground. Carl Icahn, has a good personal relationship with both Mr. Levin and Mr. Lichtenstein.

     When Mr. Levin accepted some of Mr. Icahn's suggestions and offered to have Issuer eliminate its poison pill and its staggered board of directors, Mr. Icahn informed Mr. Lichtenstein that he believed that the compromise was fair and he uged Mr. Lichtenstein to drop the proxy contest. Obviously, Mr. Lichtenstein did not do so. Registrants voted their Shares for the management slate at the annual meeting of Issuer's shareholders.

     Following the recent sharp decrease in the market price of Issuer's Shares after Mr. Levin left the employ of Issuer, Registrants commenced purchasing Shares, believing them to be undervalued.

     Mr. Icahn has continued to have conversations with Mr. Lichtenstein but they have not entered into any arrangements, agreements or understandings concerning the Issuer.

     Registrants may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all their Shares in the open market or otherwise, at any time and from time to time.





Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,194,100 Shares, representing approximately 15.58% of the Issuer's outstanding Shares (based upon the 7,665,748 Shares stated to be outstanding as of April 29, 2005 by the Issuer in the Issuer's Form 10-Q for the period ending March 31, 2005, filed with the Securities and Exchange Commission on May 10,
2005).

     (b) High River has sole voting power and sole dispositive power with regard to 498,820 Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 389,357 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 305,923 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.


     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All transactions were effected in the open market, and the table includes commissions paid in per share prices.




--------------------------- -------------- ------------------- -------------------
                                             No. of Shares            Price
           Name                 Date           Purchased           Per Share
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/19/05                  131,540               16.95
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/20/05                       40               17.00
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/21/05                    2,060               16.91
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/26/05                   11,250               16.53
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/27/05                    8,000               16.54
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/28/05                   17,510               15.66
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
High River                  10/31/05                    3,420               17.05
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/19/05                  294,650               16.95
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/20/05                       90               17.00
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/21/05                    4,614               16.91
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/26/05                   25,199               16.53
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/27/05                   17,920               16.54
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/28/05                   39,223               15.66
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Master                10/31/05                    7,661               17.05
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/19/05                  231,510               16.95
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/20/05                       70               17.00
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/21/05                    3,626               16.91
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/26/05                   19,800               16.53
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/27/05                   14,080               16.54
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/28/05                   30,818               15.66
--------------------------- -------------- ------------------- -------------------
--------------------------- -------------- ------------------- -------------------
Icahn Partners              10/31/05                    6,019               17.05
--------------------------- -------------- ------------------- -------------------



     Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

None


Item 7.  Material to be Filed as Exhibits

1        Joint Filing Agreement of the Reporting Persons.


                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2005


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


           [Signature Page of Schedule 13D - BKF Capital Group, Inc.]





ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Vice President

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Vice President


/s/ Carl C. Icahn_____________
CARL C. ICAHN


           [Signature Page of Schedule 13D - BKF Capital Group, Inc.]


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of BKF Capital Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 31st day of October, 2005.


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

 [Signature Page of Joint Filing Agreement to Schedule 13D
 - BKF Capital Group, Inc.]

CCI OFFSHORE CORP

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Vice President

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Vice President

/s/ Carl C. Icahn_____________
CARL C. ICAHN


 [Signature Page of Joint Filing Agreement to Schedule 13D -
 BKF Capital Group, Inc.]

     SCHEDULE A

     DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     Name, Business Address and Principal Occupation of Each Executive Officer and Director of High River, Hopper, Barberry, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore.

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of High River, Hopper, Barberry, Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of the Issuer.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Hopper Investments LLC              General Partner

HOPPER INVESTMENTS LLC

Name                                Position
----                                --------
Barberry Corp.                      Member


BARBERRY CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Jordan Bleznick                     Vice President - Taxes


ICAHN PARTNERS MASTER FUND L.P.

Name                                Position
----                                --------

Icahn Offshore L.P.                 General Partner


ICAHN OFFSHORE L.P.

Name                                Position
----                                --------

CCI Offshore Corp.                  General Partner


CCI OFFSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith A. Meister           President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes


ICAHN PARTNERS L.P.

Name                                Position
----                                --------
Icahn Onshore L.P.                  General Partner


ICAHN ONSHORE L.P.

Name                                Position
----                                --------
CCI Onshore Corp.                   General Partner


CCI ONSHORE CORP

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith A. Meister           President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes

                                                     SCHEDULE B
                                                     -----------

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.